Exhibit 16.1

August 12, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read the section Change in Registrant’s Certifying Accountant of Form 6-K dated August 12, 2024, of Karooooo Ltd and are in agreement with the statements contained in the third, fourth and sixth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP

Singapore